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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                         Magellan Health Services, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.25 Per Share
                         (Title of Class of Securities)

                                    559079108
                                 (CUSIP Number)

                                 Melissa Parrish
                           777 Main Street, Suite 2250
                             Fort Worth, Texas 76102
                                 (817) 820-6600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 7, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 1,640,000 shares, which constitutes approximately 4.6% of the outstanding shares of the Stock. All ownership percentages set forth herein assume, pursuant to Rule 13d-1(j), that there are 35,318,926 shares of Stock outstanding.



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1.       Name of Reporting Person:

                  Richard E. Rainwater

2.       Check the Appropriate Box if a Member of a Group:

                                                               (a)      /   /

                                                               (b)      / X /

3.       SEC Use Only

4.       Source of Funds:  NA

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                        /   /

6.       Citizenship or Place of Organization:       USA


                           7.       Sole Voting Power:          1,640,000
Number of
Shares
Beneficially               8.       Shared Voting Power:        -0-
Owned By
Each
Reporting                  9.       Sole Dispositive Power:     1,640,000
Person
With
                           10.      Shared Dispositive Power:   -0-


11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  1,640,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                        /   /

13.      Percent of Class Represented by Amount in Row (11):  4.6%

14.      Type of Reporting Person:  IN



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         Pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends that Schedule 13D Statement dated January 25, 1996, as amended by Amendment No. 1 dated November 26, 1996, and Amendment No. 2 dated April 17, 1998 (as amended, the "Schedule 13D"), relating to the Common Stock, $0.25 par value (the "Stock"), of Magellan Health Services, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to those terms in the
Schedule 13D.

Item 1. SECURITY AND ISSUER.

         Item 1 hereby is partially amended by restating the last sentence thereof as follows:

         The address of the principal executive offices of the Issuer is 6950 Columbia Gateway Drive, Suite 400, Columbia, Maryland 21046.

Item 2. IDENTITY AND BACKGROUND.

         Item 2 (a) through (c) hereby is amended and restated as follows:

         (a) Pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and Regulations under the Act, the undersigned Richard E. Rainwater ("RER") hereby files this Amendment No. 3 to the Schedule 13D. In the Schedule 13D, Rainwater-Magellan Holdings, L.P. (in the Schedule 13D, called "the Partnership")was shown as a Reporting Person, and in Amendment No. 2 RER and Rainwater, Inc., which is wholly-owned by RER, each was shown as the beneficial owner of more than five percent of the Stock, including shares of the Stock underlying the Warrants (as described in the Schedule 13D) held by the Partnership. As the result of the expiration of the Warrants in accordance with their terms, only RER continued to be the beneficial owner of more than five percent of the Stock and therefore only RER files this Amendment No. 3 to the
Schedule 13D.

         (b) - (c) RER's principal occupation is personal investment for his own account. His business address is 777 Main Street, Suite 2250, Fort Worth, Texas 76102.

         (d) - (f) No material change.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No material change.

Item 4. PURPOSE OF TRANSACTION.

         No material change.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 (a) through (c) and (e) hereby is amended and restated as follows:

         (a) RER is the beneficial owner of 1,640,000 shares of the Stock, which constitutes approximately 4.6% of the outstanding shares of the Stock.

         (b) RER has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,640,000 shares of the Stock which he directly owns.



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         (c) On May 5, 2003, RER sold 602,554 shares of the Stock in an open market transaction on the Over-the-Counter Bulletin Board at $0.035 per share. On the same date, Rainwater, Inc., which owned 39,724 shares of the Stock, sold all of those shares in an open market transaction on the Over-the-Counter Bulletin Board at the same per share price. On May 7, 2003, RER sold 175,000 shares of the Stock in an open market transaction on the Over-the-Counter Bulletin Board at $0.034 per share.

         (d) No material change.

         (e) As a result of the transactions described in Item 5(c), RER ceased to be the beneficial owner of more than five percent of the Stock on May 7, 2003.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 hereby is partially amended by adding at the end thereof the following:

         Exhibit 2 - Power of Attorney authorizing Melissa T. Parrish to sign on behalf of RER (filed as Exhibit 6 to Amendment No. 4 to that Schedule 13D Statement filed October 30, 2002 relating to the Common Shares of Beneficial Interest of Crescent Real Estate Equities Company, and incorporated by reference as an exhibit hereto).



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: May 8, 2003

                                            RICHARD E. RAINWATER


                                            /s/ Richard E. Rainwater, by Melissa
                                                Parrish, Attorney-in-Fact


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